| 415 432 6107 | reburwell@mintz.com	, CA 94104 fax
Robert E. Burwell | 415 432 6107 | reburwell@mintz.com	44 Montgomery Street, 36th Floor San Francisco, CA 94104 415-432-6000 415-432-6001 fax www.mintz.com

April 20, 2016

Via Edgar, Fax & FedEx

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	PriceSmart, Inc.
Form 10-K for Fiscal Year Ended August 31, 2015
Filed October 29, 2015
File No. 000-22793

Dear Ms. Mara Ransom:

We are in receipt of the Staff’s letter dated April 6, 2016 with respect to the above-referenced Form 10-K.  We are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart”).  For ease of reference, we have set forth the Staff’s comment and PriceSmart’s response below.

PriceSmart Inc.’s Annual Report to Stockholders, Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition . . ., page 3

Staff Comment 1.  We note that your subsidiaries have long-term loans in Trinidad, Panama, El Salvador, Honduras and Colombia that require compliance with certain annual or quarterly financial covenants, which include debt service and leverage ratios.  We also note your company has short-term borrowing facilities in the U.S. that also require compliance with certain quarterly financial covenants, which include debt service and leverage ratios.  Please tell us what consideration you have given to providing additional detail regarding the financial covenants to which you are subject, the manner in which they restrict your liquidity and financing flexibility, and the consequences of the limitations to your company’s financial condition and operating performance.  Refer to our Release no. 33-8350, section IV.C.

Company Response: The Company has given consideration to providing additional detail regarding the financial covenants to which it is subject, but the Company has determined that such disclosure would not provide meaningful additional information regarding the Company’s financial condition.  As part of its analysis, the Company took into account the Staff’s guidance at Section IV.C. of Release No. 33-8350 (“Section IV.C.”).  In Section IV.C., the Staff notes two

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission April 12, 2016

scenarios in which the company should consider whether discussion and analysis of material covenants related to its outstanding debt (or covenants applicable to the companies or third parties in respect of guarantees or other contingent obligations) may be required:

•	First, if the company is, or is reasonably likely to be, in breach of such covenants it must disclose material information about that breach and analyze the impact on the company if material; and

•

Second, the Company should consider the impact of its long term debt covenants on its ability to undertake additional debt or equity financing (Examples of these covenants include, but are not limited to, debt incurrence restrictions, limitations on interest payments, restrictions on dividend payments and various debt ratio limits).  If these covenants limit, or are reasonably likely to limit, the company's ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company's financial condition and operating performance. Disclosure of alternate sources of funding and, to the extent material, the consequences (including but not limited to the cost) of accessing them should also be considered and may be required.

With regard to the first scenario, the Company has performed a sensitivity analysis on the likelihood of a breach in covenants measured at the consolidated company level and at the country level.  The key input for each of the covenants is EBITDA (or some variation thereof, such as EBITDAR).  For purposes of the analysis, PriceSmart assumed that the relevant EBITDA metric decreased 20% compared to the last four-quarter period—both on the consolidated level and the country level.  Even with such a substantial drop in the EBITDA metric, none of the consolidated covenants and none of the country level covenants would be breached.

In the case of the second scenario referenced in Section IV.C., the Company believes that debt service and leverage covenants in long-term loans in Trinidad, Barbados, Panama, El Salvador, Costa Rica, Colombia and Honduras do not limit, and are not reasonably likely to limit, the Company’s ability to undertake financing to a material extent.

As of February 29, 2016,

•

The Company’s subsidiaries in Trinidad, Barbados, Costa Rica, Honduras and Colombia had $33.4 million of loans from Citibank, N.A. which contain covenant, restricting consolidated leverage for PriceSmart, Inc. but do not include any country-level debt service or leverage covenants;

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission April 12, 2016

•

The Company’s subsidiaries in Panama, El Salvador and Honduras had $37.5 million of loans from the Bank of Nova Scotia, which contain a consolidated leverage ratio covenant as well as country-level debt service and leverage ratio covenants; and

•	The Company’s Trinidad subsidiary had $2.9 million of loans from First Caribbean International Bank (Trinidad & Tobago) Limited (“FCIB”) with country-level debt service and leverage ratio covenants.

The consolidated leverage ratio covenants for the Citibank loans provide that consolidated debt may not exceed 2.5 times consolidated lease-adjusted EBITDA (EBITDAR), and the consolidated leverage ratio covenants for the loans from Bank of Nova Scotia provide that consolidated debt may not exceed 1.5 times consolidated EBITDA.  Using the definition of EBITDAR under the Citibank agreements, the consolidated Company could borrow up to $492.5 million, and under the definition of EBITDA in the Bank of Nova Scotia agreements, the consolidated Company could borrow up to $277.0 million.  As for the country-level debt service and leverage covenants in Panama, El Salvador and Honduras under the Bank of Nova Scotia loans and in Trinidad under the FCIB loan, all of the subsidiaries had significant additional borrowing headroom as of February 29, 2016, but even if they didn’t, any restrictions on borrowings by these subsidiaries would not have a material impact on the Company’s overall ability to undertake additional debt financing.  Further, neither the Company nor any of its subsidiaries is subject to any covenants restricting its ability to obtain equity financing or requiring the application of the proceeds of equity to the repayment of debt.

In its most recent Quarterly Report on Form 10-Q, the Company stated that as of February 29, 2016 and August 31, 2015, it had approximately $40.0 million of short-term facilities in the U.S. that require compliance with certain quarterly financial covenants, which include debt service and leverage ratios.  However, this disclosure is inaccurate.  The facility does contain certain financial covenants, but it does not contain debt service or leverage ratio covenants.  The Company will correct the description of this facility in future filings.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission April 12, 2016

In accordance with your request, PriceSmart hereby acknowledges:

1.	PriceSmart is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to PriceSmart’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	PriceSmart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 432-6107 with any questions or comments you may have.

Very truly yours,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

/s/ ROBERT E. BURWELL

Robert E. Burwell